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                             [K&L GATES LETTERHEAD]

                                                        Diane E. Ambler
                                                        202.778.9886
                                                        Fax: 202.778.9100
                                                        diane.ambler@klgates.com

March 16, 2011

EDGAR FILING

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re:  Metropolitan Life Insurance Company of Connecticut
          Form S-1 Registration Statement
          File No. 333-____________

Dear Sir or Madam:

     On behalf of MetLife Insurance Company of Connecticut ("MICC"), transmitted herewith for filing, pursuant to the requirements of Section 10(a) of the Securities Act of 1933, as amended (the "1933 Act") and Rule 101(a) of Regulation S-T, is a conformed electronic format copy of a registration statement on Form S-1 (the "Registration Statement") with respect to the Fixed Account Option (the "Fixed Account Option"), which has a market value adjustment feature and which is available in conjunction with certain group variable annuity contracts issued by MICC. The Registration Statement contains, pursuant to Rule 429 under the 1933 Act, a single prospectus that includes all of the information that currently would be required in a prospectus relating to the Registration Statement, as well as the registration statement filed under SEC File Nos. 333-147911, 333-138472, 333-132230, 333-120754 and 333-156933, and
serves as an amendment to each such registration statement. The Registration Statement has been filed in accordance with Rule 413 under the 1933 Act to register additional securities ("Additional Securities") in the same class as already in effect for the Fixed Account Option (SEC File No. 333-156933).

     The purpose of the Registration Statement is to register Additional Securities for the Fixed Account Option. MICC will file a pre-effective amendment to the Registration Statement to address any comments from the SEC staff, make minor conforming changes and include the financials required by Form S-1.

     The Registration Statement includes a delaying amendment in accordance with Rule 473 under the 1933 Act. MICC requests that the Commission declare the Registration Statement effective April 29, 2011 or as soon thereafter as practicable.
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     This transmission contains conformed signature pages, the manually signed originals of which are maintained at MICC's offices.

     Please contact Andras P. Teleki at (202) 778-9477 or the undersigned at
(202) 778-9886 with any questions comments.

                                        Sincerely,


                                        /s/ Diane E. Ambler
                                        Diane E. Ambler

Enclosure

cc Alison White, SEC